

For Immediate Release – Calgary, Alberta
TSX, NYSE MKT: BXE

BELLATRIX PROVIDES AN OPERATIONAL UPDATE AND ANNOUNCES UPDATED 2014 GUIDANCE

CALGARY, ALBERTA (May 16, 2014) – Bellatrix Exploration Ltd. ("Bellatrix" or the "Company") (TSX, NYSE MKT: BXE) is pleased to provide an operational update and updated 2014 guidance.

Unscheduled Temporary Downtime in West Central Alberta

The successful application of horizontal drilling and slick water fracturing technology in West Central Alberta has resulted in producers overwhelming the existing processing and gathering infrastructure. This has resulted in area producers experiencing gas processing constraints since mid-December 2013. Bellatrix has built an infrastructure that facilitates delivery of the Company's gas production to 10 third party operated gas processing plants in the area. In an effort to alleviate these processing constraints the area plant operators are building out additional infrastructure and upgrading the various plants to optimize throughput. To accomplish this goal many of the existing facilities are extending their previously scheduled plant turnarounds while others are invoking unscheduled outages to facilitate maximizing throughput capability for the remainder of 2014.

Bellatrix has experienced significant **unscheduled temporary plant turnarounds** at the some of the third party operated gas processing plants during the month of May. The following is a summary of plant turnaround schedules:

- The Sand Creek Plant, sour plant was down prior to the main turnaround with the entire sweet plant being down for maintenance for the period from May 4, 2014 through to May 15, 2014.

- The Strachan Plant experienced an extended downtime on all sour trains with volumes being shut in starting on May 8, 2014. The deep cut facility was taken offline on May 15, 2014 to enable the system to be depressurized. The remainder of the sweet gas will be shut in May 23, 2014 with the entire plant being down until June 07, 2014.

- The MBL Gas Plant was shut in on May 12, 2014 through to May14, 2014 to replace cold boxes on the deep cut facilities.

- The Harmattan Plant commenced turnaround on April 28, 2014 with one of the medium pressure inlet compressors being shut down for a compressor overhaul. This unit was offline for 10 to 12 days and resumed operation on May 9, 2014. This outage caused an increased inlet pressure and affected all medium pressure inlets. Throughput was maximized through the facility as much as possible but there was some reduction in flow rates during this time.

Bellatrix took advantage of the unanticipated turnarounds and used the opportunity to perform pressure surveys and/or build up analysis during these turnarounds, as well as, performing any necessary maintenance and inspections of the related facilities.

Every effort was made to redirect and offload gas to alternative plants during these outages, however the cumulative impact is currently estimated at a reduction of **4,064 boe/d in volumes being produced for the month of May.** The production constraints are further exacerbated by continued drilling success. To date, Bellatrix's 2014 drilling program in the Cardium and Spirit River intervals has achieved a 100% success rate with the wells productivity meeting internal type curves. Once the constraints are removed in early June Bellatrix expects to start bringing onto production behind pipe deliverability.

The combined effect of these restrictions has resulted in Bellatrix reducing its second quarter 2014 and annual 2014 average production guidance to +/- 38,000 boe/d and to +/- 41,000 boe/d respectively. **2014**

cash flow forecasts, however, for the quarter and year remain unchanged as higher commodity prices are expected to offset the aforementioned restricted production. **2014 funds flow from operations are expected to remain unchanged at $360 million or $2.09 per basic share.**

Based on an assumed 2014 average Edmonton Light oil price of $95.85/bbl and AECO $4.50/GJ, average 2014 royalty rates of 17.5% and estimated 2014 operating costs of $116.5 million or $7.75 boe/d, the Company expects to exit 2014 with total net debt of approximately $470 million or 1.12 times total net debt to annualized estimated fourth quarter 2014 funds flow from operations.

In an effort to alleviate the impacted midstream gas processing issues, Bellatrix has been very proactive.

The Company negotiated a firm service agreement to process 100 mmcf/d at a gas plant located in West Pembina (4-31-48-12W5M) owned by Blaze Energy Ltd. ("Blaze") yielding a significant reduction in processing fees. The reduced operating costs coupled with increased liquid recoveries provided by the Blaze facility is expected to further insulate the Company against commodity price fluctuations while improving long term profitability.

As announced in early April 2014, Bellatrix has completed a 1.6 km river bore and a 7 km pipeline in conjunction with Blaze completing a 55 km pipeline to tie-in Bellatrix natural gas production for processing in the Blaze gas plant located at 04-31-048-12W5. The pipeline was commissioned on April 1, 2014 reaching 35 MMcf/d in the first day of operation and, the pipeline is now handling 70 mmcf/d.   Over the next two weeks the Company expects to be increasing deliveries to 90 mmcf/d as Blaze brings the plant up to full capacity.

In the fourth quarter of 2013 and in the first quarter of 2014, Bellatrix installed a total of 8 field booster compressors located at 13-5-45-9W5 (tie-in point to the Blaze pipeline) with capacity of 97 MMcf/d. As the pipeline is ramped up to full capacity and current constraints are removed Bellatrix expects that the current production restrictions in west central Alberta will be alleviated.

Bellatrix Deep Cut Gas Plant

Early in 2013, the Company completed a front end engineering design, an environmental assessment and obtained the necessary regulatory approvals to construct a new Bellatrix deep cut gas plant in the Alder Flats area of West Central Alberta. Phase One of the facility will process 110 mmcf/d of raw gas and is designed to extract 99% of the propane, and 100% of the butane and condensate from the inlet raw gas stream. Construction is underway with an anticipated commissioning date of July 1, 2015. Phase Two is expected to be commissioned by April 1, 2016 doubling the inlet raw gas processing capacity to 220 mmcf/d. The facility is expected to significantly reduce operating costs while doubling current liquid recovery from the gas stream. An additional $70 million of capital, relating to the deep cut plants, will be spent in the second half of 2014 for a previously announced revised net capital budget of $440 million for fiscal 2014.

Updated 2014 Guidance

On March 6, 2014,   a revised 2014 net capital budget of $440 million was announced which is comprised of drilling and completion costs of $250 million; facility and infrastructure costs of $170 million and land, geological and other related costs of $20 million. Bellatrix plans to utilize funds from operations and existing credit facilities to fund ongoing capital spending and operating requirements.

The Company plans to drill/participate in 128 gross (73.38 net) wells in 2014 resulting in 90 gross (55.43 net) Cardium oil wells and 38 gross (17.94 net) Mannville condensate rich gas wells.

Based on the timing of proposed expenditures, downtime for anticipated and unanticipated plant turnarounds and normal production declines, execution of the revised $440 million 2014 capital budget is anticipated to provide 2014 average daily production of approximately to +/- 41,000 boe/d and an unchanged exit rate of approximately 47,000 boe/d.

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan. Common shares of Bellatrix trade on the Toronto Stock Exchange ("TSX") and on the NYSE MKT under the symbol BXE.

All amounts in this press release are in Canadian dollars unless otherwise identified.

Note:

A conference call to discuss Bellatrix's current operations will be held on May 20, 2014 at 10:00 am MST/12:00 pm EST. To participate, please call toll-free 1-888-231-8191 or 647-427-7450. The conference call will also be recorded and available by calling 1-855-859-2056 or 403-451-9481 and entering passcode 48413082 followed by the pound sign.

Bellatrix's Annual and Special of the Shareholders is scheduled for 3:00 pm on May 21, 2014 in the Devonian Room at the Calgary Petroleum Club.

For further information, please contact:

Raymond G. Smith, P.Eng., President and CEO (403) 750-2420
or
Edward J. Brown, CA, Executive Vice President, Finance and CFO (403) 750-2655
or
Brent A. Eshleman, P.Eng., Executive Vice President (403) 750-5566
or
Troy Winsor, Investor Relations (800) 663-8072

Bellatrix Exploration Ltd.
1920, 800 – 5th Avenue SW
Calgary, Alberta, Canada T2P 3T6
Phone: (403) 266-8670
Fax: (403) 264-8163
www.bellatrixexploration.com

Forward looking statements: Certain information set forth in this news release, including management's assessments of the future plans and operations, 2014 Q2, annual and exit production expectations, timing for commissioning certain facilities, expectations of commodity prices, royalty rates, cash flows, debt to cash flow ratios, funds from operations and 2014 exit debt, expectations of costs of commissioning certain facilities, expectations of reduced operating costs coupled with increased liquid recoveries provided by the Blaze facility will further insulate the Company against commodity price fluctuations while improving long term profitability, drilling and completions plans, expected capabilities of new facilities and operating efficiencies expected, expected capital expenditures for 2014 and details of such expenditures, expected sources of funds for Bellatrix's expected capital expenditure program, expectations that production restrictions will be alleviated, drilling inventory and capital costs and time to develop, may contain forward-looking statements, and necessarily involve risks and uncertainties, certain of which are beyond Bellatrix's control, including risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets and other economic and industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling services, incorrect assessment of value of acquisitions and failure to realize the benefits therefrom, delays resulting from or inability to obtain required regulatory approvals, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources and economic or industry condition changes. Actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Bellatrix will derive therefrom. Additional information on these and other factors that could affect Bellatrix are included in reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov) or at Bellatrix's website www.bellatrixexploration.com. The forward looking statements contained in this press release are made as of the date hereof and Bellatrix undertakes no obligations to update publicly or revise any forward looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

Conversion: The term barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf/bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of six to one, utilizing a conversion on a six to one basis may be misleading as an indication of value. All boe conversions herein are derived from converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil.

Non-GAAP Measures: This press release contains the term "funds flow from operations" which should not be considered an alternative to, or more meaningful than "cash flow from operating activities" as determined in accordance with generally accepted accounting principles ("GAAP") as an indicator of the Company's performance. Therefore reference to funds flow from operations or funds flow from operations per share may not be comparable with the calculation of similar measures for other entities. Management uses funds flow from operations to analyze operating performance and leverage and considers funds flow from operations to be a key measure as it demonstrates the Company's ability to generate the cash necessary to fund future capital investments and to repay debt. Funds flow from operations per share is calculated using the weighted average number of shares for the period.

This press release also contains the term total net debt. Total net debt is calculated as long-term debt plus the net working capital deficiency (excess) before short-term commodity contract assets and liabilities and current finance lease obligations. Management believes this measure is an useful supplementary measure of the total amount of current and long-term debt.